19008272

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER
8-69914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stonington Drive Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 JFK Parkway First Floor West
(No. and Street)

Short Hills (City) **NJ** (State) **07078** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins **(603) 216-8933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co., LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway - Suite 290 (Address) **Livingston** (City) **NJ** (State) **07039** (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin M. Garrod, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stonington Drive Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

MAIRAV ROTHSTEIN
Notary Public, State of New York
Reg. No. 02RO6369568
Qualified in Bronx County
Commission Expires January 16, 2022

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonington Drive Securities, LLC

Index
December 31, 2018

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Stonington Drive Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonington Drive Securities LLC as of December 31, 2018, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonington Drive Securities LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Stonington Drive Securities LLC's management. Our responsibility is to express an opinion on Stonington Drive Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stonington Drive Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Stonington Drive Securities LLC's auditors since 2017.

Livingston, New Jersey
February 23, 2019

Allinial GLOBAL.

STONINGTON DRIVE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	43,181
Accounts Receivable		523,398
Prepaid expenses		4,904
Deposit		6,452
TOTAL ASSETS	$	577,935

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	464,743
TOTAL LIABILITIES		464,743
MEMBER'S EQUITY		113,192
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	577,935

The accompanying notes are an integral part of these financial statements.

STONINGTON DRIVE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Organization and Business

Stonington Drive Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in January 2017, under the laws of the State of Delaware and received approval as a registered broker dealer in August 2017. The Company is a placement agent for private equity sponsors that are raising co-mingled funds and/or equity for private placement transactions. The Company is headquartered in Short Hills, NJ, with offices in New York, NY and Atlanta, Georgia. The Company is wholly owned by Stonington Capital Advisors (the "Parent"), a holding company formed in May 2012 under the laws of Delaware.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recgonition
Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company applies the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

2. Summary of Significant Accounting Policies – Continued

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period, ended December 31, 2018 management has determined that there are no material uncertain income tax positions.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with its Parent whereby the Parent provides office space. During the period ended December 31, 2018, the Company, pursuant to the Expense Sharing Agreement, incurred $22,369 of expenses, included in the accompanying statement of income.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year that the Company became a broker-dealer. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $36,387 that exceeded the required net capital of by $31,387.

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.

5. Concentrations

During 2018, 89% of revenues were earned from three customers.

6. Independent Contractors

The Company will enter into agreements with independent contractors during its normal business activities. For the period ended December 31, 2018 the Company paid approximately $245,800.

7. Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). This update requires lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with a term longer than 12 months, under Topic 842, a modified retrospective transition approach is required, and the new standard is applied to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The standard is effective for annual reporting periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Company, is currently evaluating the effect the provisions of this ASU will have on the financial statements

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 through February 23, 2019, the date that the financials were available to be issued.